May 17, 2017

Corey Jennings

Special Counsel

Division of Corporation Finance

100 F Street, N.E.

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	The Federal Republic of Nigeria

Registration Statement under Schedule B

File No. 333-216840

Filed March 20, 2017

Dear Mr. Jennings:

On behalf of The Federal Republic of Nigeria (“Nigeria” or the “Republic”), we are responding to the letter of the Staff of the Division of Corporation Finance (the “Staff”) dated April 14, 2017, regarding the above-referenced filing by Nigeria under Schedule B (the “Registration Statement”). We set forth below Nigeria’s response to the comments in the aforementioned letter. For ease of reference, we have included the Staff’s comments in their entirety in bold preceding the corresponding responses.

Registration Statement under Schedule B

General

1.	To the extent possible, please update all statistics and information in the registration statement to provide the most recent data. For example, please update or revise the following information:

•	The current status of an advisory counsel and a special court for corruption as disclosed on page 22;
•	The closure of Abuja’s Nnamdi Azikwe International Airport from March 8, 2017 to April 19, 2017 on page 24;
•	The description of the 2017 Article IV consultation on page 57;
•	The 2015 data in the chart on page 89 that is described as provisional;
•	Missing or repressed data in the charts on pages 130, 132, and 133;
•	Your reference to December 31, 2015, rather than December 31, 2016 under Significant Change on page 240; and
•	Debt tables and supplementary information.

Mr. Corey Jennings

Division of Corporate Finance

United States Securities and Exchange Commission

<May 17, 2017>

Response To Comment No. 1

In response to the Staff’s comments, Nigeria has updated its disclosure to provide the most recent data and information available as of the filing date. For disclosures concerning the specific information listed above, please see pages 20–21 and 133 (airport closure), viii and 89 (2017 Article IV consultation), 121 (chart that previously appeared on page 89), 162, 164, and 165 (charts that previously appeared on pages 130, 132, and 133), 237 (date under Significant Change) and 207–235 (debt tables and supplementary information).

Presentation of Economic and Other Information, page v

2.	Please remove the disclaimer about third party data, which indicates that it is reliable “so far as [Nigeria] is aware.” Further, to the extent that Nigeria does not believe that certain data are accurate, the Republic should not include that disclosure in the registration statement.

Response to Comment No. 2

In response to the Staff’s comments, Nigeria has updated its disclosure. The text on page viii of the Registration Statement has been edited to read as follows: “The Issuer confirms that such information has been accurately reproduced and that, so far as it is able to ascertain from information published by such third parties, no facts have been omitted which would render the reproduced information inaccurate or misleading.”

Overview, page 2

3.	In the description of collective action securities, briefly identify the types of payment provisions that may be amended.

Response to Comment No. 3

In response to the Staff’s comments, Nigeria has updated its disclosure. The text describing collective action securities on the cover page and pages 2–3, 10, 35, and 38 of the Registration Statement has been edited to identify “due dates and amounts of principal of and interest on the Bonds” as the types of payment provisions that may be amended.

Risk Factors, page 19

Nigeria’s political, economic and social stability has and will continue to be adversely affected, page 21

Mr. Corey Jennings

Division of Corporate Finance

United States Securities and Exchange Commission

<May 17, 2017>

4.	Please revise your disclosure to clarify what Sharia law is, including a discussion of any important differences and effects it has compared to the law of other states.

Response to Comment No. 4

In response to the Staff’s comments, Nigeria has updated its disclosure. The text on page 18 of the Registration Statement has been edited to read as follows: “Since the return to civilian rule in 1999, certain northern states have adopted Sharia law, a system of laws based on the Koran and other Islamic sources.” Nigeria believes this description of Sharia law is of an appropriate scope and refers to the registration statement of the Republic of the Philippines (File No. 333-208780), which described its Sharia (“Shari’ah”) courts as those that “handle matters governed by Islamic law.”

5.	We note news reports related to landmines laid by Boko Haram and UN assistance with this issue. Here or elsewhere, describe this challenge and the UN’s efforts to date.

Response to Comment No. 5

In response to the Staff’s comments, Nigeria has updated its disclosure to state that a team from the United Nations Mine Action Service reportedly arrived to Nigeria in April 2017 to assess the number of landmines laid by Boko Haram in the Sambisa Forest. Please see page 18. No further material public information regarding this matter is available at this time.

Health risks could adversely affect Nigeria’s economy, page 32

6.	We note news articles discussing Nigeria launching a vaccination campaign. Here or elsewhere, please discuss the risk of a meningitis outbreak.

Response to Comment No. 6

In response to the Staff’s comments, Nigeria has updated its disclosure. Please see pages 29 and 79 of the Registration Statement for a description of a public statement by the Federal Ministry of Health concerning this matter.

Political System, page 39

7.	Please revise to briefly describe the bills before the Senate or House of Representatives to amend the Constitution.

Mr. Corey Jennings

Division of Corporate Finance

United States Securities and Exchange Commission

<May 17, 2017>

Response to Comment No. 7

In response to the Staff’s comments, Nigeria has updated its disclosure. Please see pages 70–71 of the Registration Statement for a description of certain bills before the Senate or House of Representatives to amend the Constitution.

Legal Proceedings, page 52

8.	Please revise to discuss your plans for the judgment issued in favor of LR Avionics.

Response to Comment No. 8

The Federal Ministry of Justice is considering appropriate action in response to the judgment issued in favor of LR Avionics. Pending a decision and further action by the Federal Ministry of Justice, Nigeria has added a Risk Factor regarding the judgment issued in favor of LR Avionics. Please see page 30 of the Registration Statement.

China Relations, page 56

9.	We note recent news articles indicate that the Peoples Republic of China will lend Nigeria $4.5 billion for agricultural purposes. Please provide detail on this relationship.

Response to Comment No. 9

Nigeria has reviewed certain news articles regarding discussions that reportedly have taken place between officials from Nigeria and the People’s Republic of China concerning potential agricultural loans. At this time, Nigeria has not approved any such loans. In addition, such loans are not included in Nigeria’s current external borrowing plan. Accordingly, Nigeria believes that disclosure of the reported discussions between officials from Nigeria and the People’s Republic of China concerning potential agricultural loans would not be appropriate at this time. However, Nigeria has updated its disclosure to describe a memorandum of understanding that Nigeria concluded in 2016 with the China-Africa Machinery Corporation, designed to increase Nigeria’s stock of agricultural tractors and mechanization. Please see page 88 of the Registration Statement.

Membership of International Regional Organizations, page 57

10.	Please discuss any material findings from the WTO Trade Policy Review Body’s review.

Mr. Corey Jennings

Division of Corporate Finance

United States Securities and Exchange Commission

<May 17, 2017>

Response to Comment No. 10

In response to the Staff’s comments, Nigeria has updated its disclosure to describe certain conclusions stated by the WTO Trade Policy Review Body in its 2011 report. Please see page 89 of the Registration Statement.

Reserves and Exploration, page 70

11.	We note the reference to OPEC’s Annual Statistical Bulletin as the source of estimates relating to Nigeria’s proven crude oil reserves. Please expand the discussion to provide a brief description of the assumptions used in preparing the estimates indicating whether the reserves:

•	include both developed and undeveloped volumes;
•	are economically recoverable at current prices, at forecasted future prices, or are solely technical volumes unrelated to economic considerations;
•	are representative of the Federal Republic Nigeria’s economic interest or are the total volumes without regard to the direct economic benefit of the Federal Republic of Nigeria; and
•	are comparable to estimates prepared using standards such as the U.S. Securities and Exchange Commission’s definitions under Rule 4-10(a) of Regulation S-X or the Society of Petroleum Engineers/World Petroleum Council/American Association of Petroleum Geologists/Society of Petroleum Evaluation Engineers Petroleum Resources Management System.

Response to Comment No. 11

In response to the Staff’s comments, Nigeria has updated its disclosure. Please see page 102 of the Registration Statement for the requested details concerning the methodology for preparing the estimates of Nigeria’s proven crude oil reserves.

12.	Please discuss whether Nigeria has independently determined the amount of proved crude oil reserves it holds.

Response to Comment No. 12

In response to the Staff’s comments, Nigeria has updated its disclosure. The text on page 102 of the Registration Statement has been edited to read as follows: “Nigeria and joint venture companies estimate proven crude oil reserves and such estimates are aggregated annually.”

Mr. Corey Jennings

Division of Corporate Finance

United States Securities and Exchange Commission

<May 17, 2017>

13.	Please clarify what a “potential resource” is and describe the uncertainty relating to such estimates.

Response to Comment No. 13

In response to the Staff’s comments, Nigeria has updated its disclosure. The text on page 102 of the Registration Statement has been edited to read as follows: “Estimation of potential reserves depends on the price of crude oil at a given time, with higher prices implying a higher level of potential reserves that can be extracted profitably.”

Natural Gas, page 78

14.	We note reference to the Ministry of Petroleum Resources as the source of estimates relating to Nigeria’s natural gas reserves. Please expand the discussion to provide a brief description of the assumptions used in preparing the estimates indicating whether the reserves:

•	include proved, probable, and possible reserve categories;
•	include both developed and undeveloped volumes;
•	represent marketable volumes which generate sales revenues;
•	are economically recoverable at current prices, at forecasted future prices, or are solely technical volumes unrelated to economic considerations;
•	are representative of the Federal Republic Nigeria’s economic interest or are the total volumes without regard to the direct economic benefit of the Federal Republic of Nigeria; and
•	are comparable to estimates prepared using standards such as the U.S. Securities and Exchange Commission’s definitions under Rule 4-10(a) of Regulation S-X or the Society of Petroleum Engineers/World Petroleum Council/American Association of Petroleum Geologists/Society of Petroleum Evaluation Engineers Petroleum Resources Management System.

Response to Comment No. 14

In response to the Staff’s comments, Nigeria has updated its disclosure. Please see page 110 of the Registration Statement for certain of the requested details concerning the methodology for preparing the estimates of Nigeria’s natural gas reserves.

Employment and Labor, page 94

15.	Please present employment data by economic sector.

Mr. Corey Jennings

Division of Corporate Finance

United States Securities and Exchange Commission

<May 17, 2017>

Response to Comment No. 15

Nigeria does not currently compile employment data by economic sector as part of its employment statistics.

Balance of Payments, page 117

16.	The charts on pages 117 and 118 indicate that the figures include estimates for informal imports and exports. Please explain here or elsewhere how informal imports and exports are calculated and discuss possible inaccuracies.

Response to Comment No. 16

In response to the Staff’s comments, Nigeria has updated its disclosure. Please see page 144 of the Registration Statement for an explanation of how informal imports and exports are calculated and possible inaccuracies.

Foreign Private Capital, page 119

17.	Please explain which businesses are prohibited as indicated in this section if there are others that you have not described.

Response to Comment No. 17

In response to the Staff’s comments, Nigeria has updated its disclosure. While no absolute prohibition on foreign investment applies to any businesses in Nigeria, some sectors are subject to limits, as more fully described in the Registration Statement on page 150.

Federal Government Revenues, page 126

18.	Here or elsewhere, please briefly explain your income tax and business tax structure.

Response to Comment No. 18

In response to the Staff’s comments, Nigeria has updated its disclosure. Please see page 158 of the Registration Statement for an explanation of Nigeria’s income tax and business tax structure.

Mr. Corey Jennings

Division of Corporate Finance

United States Securities and Exchange Commission

<May 17, 2017>

19.	Please define “working age” under Non-Oil Revenue on page 127.

Response to Comment No. 19

In response to the Staff’s comments, Nigeria has updated its disclosure. The text on page 158 of the Registration Statement has been edited to clarify that “working age” is “generally from ages 15 to 64.”

20.	We note news reports stating that Nigeria is now registering unemployed workers online. Here or elsewhere, please include a description of this program and the benefits it will provide.

Response to Comment No. 20

In response to the Staff’s comments, Nigeria has updated its disclosure. Please see page 126 of the Registration Statement for a brief description of a program sponsored by the National Directorate of Employment to offer online registration of unemployed Nigerians and the intentions underlying this program.

Federal Government Expenditures, page 129

21.	Please make clear how Nigeria identified ₦2.2 trillion in Government arrears toward third party service contractors. Please include a discussion of the services provided and contractors to whom the debt is owed. Clarify whether Nigeria has reached a settlement that corresponds with the plans to issue notes.

Response to Comment No. 21

In response to the Staff’s comments, Nigeria has updated its disclosure. Please see pages 160 and 206 of the Registration Statement for a description of certain details concerning the identification in December 2016 of ₦2.2 trillion in Government arrears to third parties. The plan to issue notes (Diaspora Bonds) contemplates that the proceeds of the issue will be used for budgeted capital expenditures. See “Use of Proceeds” on page 67. As discussed on pages 160 and 206, settlement of the arrears to third parties is intended to occur pursuant to the issuance of promissory notes that would be recorded as public domestic debt. Payments in respect of such promissory notes likely would be budgeted as debt service, rather than capital expenditure, and the plan to issue notes under the Registration Statement accordingly would not correspond with settlement of the arrears to third parties.

22.	Please clarify what the Service Wide Votes line item represents, and discuss any issues related to the use of this account.

Response to Comment No. 22

In response to the Staff’s comments, Nigeria has updated its disclosure. The text on pages 162–163 and 168-169 of the Registration Statement has been edited to read as follows: “Service Wide Votes include expenditures or line items that are contingent or whose value could not be ascertained, initiatives that could not be ascribed to a single ministry, department or agency and capital supplementation to address cost variation in capital projects during the year.”

Mr. Corey Jennings

Division of Corporate Finance

United States Securities and Exchange Commission

<May 17, 2017>

Recent Macroeconomic Environment and Policy, page 147

23.	Please explain what M1 is.

Response to Comment No. 23

In response to the Staff’s comments, Nigeria has updated its disclosure to explain what M1 is. Please see page 177 of the Registration Statement. On the same page, Nigeria also has further explained what M2 is.

External Public Debt, page 167

24.	Please provide a brief description of what is comprised in the Multi-sector/Others in the chart on page 171.

Response to Comment No. 24

In response to the Staff’s comments, Nigeria has updated its disclosure. Text on page 201 of the Registration Statement has been added to state as follows: “The Multi-Sector/Others category represents debt that is used or implemented on projects and programs that involve more than one area of the economy.”

Domestic Debt, page 173

25.	Please clarify or explain the difference between long-term debt as described under Composition and medium-term as indicated in the last chart on the page.

Response to Comment No. 25

In response to the Staff’s comments, Nigeria has updated its disclosure. Text has been added under Composition to clarify the difference between long-term debt and medium-term debt, and the last chart on the page has been clarified as presenting long-term debt and medium-term debt together. Please see page 203 of the Registration Statement.

Description of the Bonds, page 206

Mr. Corey Jennings

Division of Corporate Finance

United States Securities and Exchange Commission

<May 17, 2017>

26.	Please include a discussion of the information to be provided in connection with a change to a reserved matter.

Response to Comment No. 26

In response to the Staff’s comments, Nigeria has updated its disclosure to discuss the information to be provided in connection with a change to a reserve matter. Please see page 47 of the Registration Statement.

Clearing and Settlement, page 225

27.	Please delete the statement that the Issuer takes no responsibility for the accuracy of the information included in this section.

Response to Comment No. 27

In response to the Staff’s comments, Nigeria has deleted the statement that the Issuer takes no responsibility for the accuracy of the information included in the “Clearing and Settlement” section. Please see page 57 of the Registration Statement.

Taxation, page 228

28.	Please clarify whether the discussions provided under this heading are based on an opinion of counsel. Include any consents and other exhibits, as necessary.

Response to Comment No. 28

The discussions provided under the “Taxation” heading are not based on an opinion of counsel, and no consents or other exhibits are necessary.

We trust that the foregoing is responsive to the Staff’s comments. Please direct any further questions or comments to the attention of the undersigned at 202-942-5042 (fax: 202-942-5999).

Very truly yours,

/s/ Eli Whitney Debevoise II

Eli Whitney Debevoise II

Enclosures

Mr. Corey Jennings

Division of Corporate Finance

United States Securities and Exchange Commission

<May 17, 2017>

cc:	Mr. Hakeem Balogun

Charge d’Affaires, a.i.

Embassy of The Federal Republic of Nigeria

3519 International Court, NW

Washington, DC 20008